SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 04 October, 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



                             EXHIBIT

1.1       Director Shareholding released on 08 September 2004
1.2       Director Shareholding released on 14 September 2004
1.3       Director shareholding released on 14 September 2004
1.4       Director Shareholding released on 15 September 2004
1.5       Director shareholding released on 15 September 2004
1.6       Issue of Equity released on 20 September 2004
1.7       Transaction in Own Shares released on 21 September 2004
1.8       Transaction in Own Shares released on 22 September 2004
1.9       Transaction in Own Shares released on 23 September 2004
2.0       Transaction in Own Shares released on 24 September 2004
2.1       Transaction in Own Shares released on 27 September 2004
2.2       Transaction in Own Shares released on 28 September 2004
2.3       Transaction in Own Shares released on 29 September 2004
2.4       Director Shareholding released on 29 September 2004
2.5       Transaction in Own Shares released on 30 September 2004

EXHIBIT 1.1



We were advised today by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 7 September 2004 @ GBP5.023904 per share, through the BP Dividend Reinvestment Plan:-

Sir Robin Nicholson                     31 shares
Dr. A.B. Hayward                      1066 shares
Mr. J.A. Manzoni                      1022 shares

EXHIBIT 1.2

We were today advised by Computershare Plan Managers that the following Directors of BP p.l.c. received the numbers of BP ordinary shares shown opposite their names on 7 September 2004 @ GBP5.03 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-


Dr. A.B. Hayward                       21 shares
Mr. J.A. Manzoni                       18 shares
Mr. I. C. Conn                         21 shares

EXHIBIT 1.3

We were today advised by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 7 September 2004 @ GBP5.023904 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-

Dr. A.B. Hayward                      431 shares
Mr. J.A. Manzoni                      428 shares

EXHIBIT 1.4

We were advised today by Computershare Plan Managers that on 10 September 2004 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP5.06 per share through participation in the BP ShareMatch UK Plan:-



Mr. I.C. Conn                      71 shares

Dr. A.B. Hayward                   71 shares

Mr. J.A. Manzoni                   71 shares



We were also advised today by Computershare Plan Managers that on 10 May 2004 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP5.005 per share through participation in the BP ShareMatch UK Plan:-



Dr. A.B. Hayward                   71 shares

Mr. J.A. Manzoni                   71 shares

Mr R.L. Olver                      71 shares

EXHIBIT 1.5

We were advised on 14 September 2004 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs shown opposite their names below on 10 September 2004 @ $54.1816 per ADS under the Company's US dividend reinvestment plan:-

Mr. E.B. Davis, Jr         50.8759 ADSs
                           (equivalent to approximately 306 Ordinary shares)

Mr. C.F. Knight            127.2617 ADSs
                           (equivalent to approximately 764 Ordinary shares)

Mr. I.C. Conn              48.5814 ADSs
                           (equivalent to approximately 292 Ordinary Shares)

EXHIBIT 1.6

BP LISTS NEW SHARES FOR PAYMENT TO TNK PARTNERS

BP announced today (September 20, 2004) that it has applied for a total of 139,095,888 Ordinary Shares of US$0.25 ('shares') to be admitted to the Official List.

These shares are being issued today to Alfa Oil & Gas Holdings Limited (AlfaCo, 69,547,944 shares), Cromwell Resources Limited (AccessCo, 34,773,972 shares) and Starlite Investments Corp. (RenovaCo, 34,773,972 shares) as the first of three tranches of deferred consideration in connection with the amended and re-stated sale and purchase agreement relating to the formation of TNK-BP, dated August 29, 2003. They will rank pari passu with the existing Ordinary Shares.

Dealings are expected to commence today.

EXHIBIT 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 September 2004

BP p.l.c. announces that on 20 September 2004, it purchased for cancellation 10,613,400 ordinary shares at prices between 520.5 pence and 531.0 pence per share and between 946.2 US cents and 951.0 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 September 2004

BP p.l.c. announces that on 21 September 2004, it purchased for cancellation 11,435,000 ordinary shares at prices between 529.0 pence and 538.5 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 September 2004


BP p.l.c. announces that on 22 September 2004, it purchased for cancellation 8,315,000 ordinary shares at prices between 533.00 pence and 540.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 September 2004

BP p.l.c. announces that on 23 September 2004, it purchased for cancellation 5,205,000 ordinary shares at prices between 529.5 pence and 537.0 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 September 2004

BP p.l.c. announces that on 24 September 2004, it purchased for cancellation 4,799,124 ordinary shares at prices between 529.00 pence and 535.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  28 September 2004

BP p.l.c. announces that on 27 September 2004, it purchased for cancellation 5,202,000 ordinary shares at prices between 530.50 pence and 534.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 September 2004

BP p.l.c. announces that on 28 September 2004, it purchased for cancellation 1,529,000 ordinary shares at prices between 535.00 pence and 544.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.4

We were advised yesterday by Sir Tom McKillop, Non-Executive Director of BP p.l.c., that he purchased 20,000 Ordinary shares yesterday at GBP5.405 per share.

EXHIBIT 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 September 2004

BP p.l.c. announces that on 29 September 2004, it purchased for cancellation 2,075,000 ordinary shares at prices between 529.50 pence and 541.76 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    BP p.l.c.
                                                   (Registrant)



Dated: 04 October, 2004                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary